UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-13101

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00175J107

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended:	March 31, 2020

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:	N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMMO, INC.
Full Name of Registrant.

Former Name if Applicable

7681 E. Gray Rd.
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85260
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

This Form 12b-25: Notification of Late Filing (this “Form 12b-25”) is being filed by Ammo, Inc. (the “Company”) to seek an extension of the filing deadline for its Annual Report on Form 10-K for the fiscal year ended March 31, 2020 (“Annual Report”) pursuant to Rule12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Question 135.13 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Pursuant to a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2020 (the “Current Report”), the Company disclosed that the due date for the filing of the Annual Report had been extended to August 13, 2020 (the “Prior Filing Deadline”). Pursuant to the filing of this Form 12b-25, the due date for the filing of the Annual Report is being further extended to August 28, 2020 (“Extended Filing Deadline”). The Company will be able to file the Annual Report on or before the Extended Filing Deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fred Wagenhals	(480)	947-0001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	Yes [X]	No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes [ ]	No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ammo, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 13, 2020	By:	/s/ Fred Wagenhals
Fred Wagenhals Chief Executive Officer